January 26, 2006
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

RE:	Pharmion Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 000-50447
Dear Mr. Rosenberg:
On behalf of Pharmion Corporation (the “Company”), set forth below is the Company’s acknowledgement, in supplement to its responses filed January 20, 2006 to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 14, 2005 to Mr. Erle T. Mast, Chief Financial Officer of the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should members of the Staff have any questions or require any additional information, they can contact Greg Paschke, Director of Corporate Finance at (720) 564-9116, or me at (720) 564-9122.
Best Regards,
/s/ Erle T. Mast
Erle T. Mast
Chief Financial Officer
2525 28th Street, Boulder, Colorado 80301